March 3, 2011

Roger Schwall
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated February 23, 2011, regarding
Extorre Gold Mines Limited (the “Company” or “Extorre”)
Registration Statement on Form 20-FR Filed on February 15, 2011
File No. 1-35084

Dear Mr. Schwall:

This letter responds to the staff’s comments set forth in the February 23, 2011 letter regarding the above-referenced Registration Statement on Form 20-FR (the “Registration Statement”).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission (the “Commission”), and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Registration Statement on Form 20-FR

Financial Statements, page 80

Staff Comment No. 1.

Please revise the December 31,2009 balance sheets appearing on pages F-10, F-34 and F-40, including the related account details appearing in the notes to your financial statements, as necessary to resolve the inconsistencies in your presentation.

Extorre Gold Mines Limited’s Response:

Further to the discussions with the Staff on February 15, 2011, we have removed the pro forma financial statements from the Registration Statement, as the historical financial information presented in the Registration Statement fully reflects the Company following the completion of the Plan of Arrangement with Exeter Resource Corporation, and we have added disclosure on page 11 of the Registration Statement in Item 3.A "Selected Financial Data" and on page 42 of the Registration Statement in Item 5 under the heading "Operating and Financial Review and Prospects" with respect to the exclusion of the pro forma financial statements from the Registration Statement.

March 3, 2011

The inconsistency in the December 31, 2009 balance sheet appearing on page F-10 and the December 31, 2009 balance sheet appearing (now) on page F-34 is as a result of a payment due from a related party of $249,000 which was identified following public filing of the December 31, 2009 balance sheet appearing on page F-10 with the Canadian Securities Administrators and prior to public filing of the December 31, 2009 balance sheet appearing on page F-34 with the Canadian Securities Administrators. In consultation with our auditors, we determined that the discrepancy was not material and did not require refiling of the financial statements containing December 31, 2009 balance sheet appearing on page F-10 with the Canadian Securities Administrators. Given that we do not consider the amount material and determined that it did not require a refiling of the relevant financial statements in Canada, and that we would like to maintain consistency in our public disclosure in Canada and in the United States, we propose to keep the disclosure as filed with this inconsistency preserved.

Exhibit 4.6

Staff Comment No. 2.

We note that the material contract filed as Exhibit 4.6 ("UTE Agreement dated March 3, 2009 between Estelar Resources Limited and Fomento Minera de Santa Cruz Sociedad del Estado") is missing conformed signatures, although it is apparent from the context of your disclosure that it was executed. Please re-file this exhibit with conformed signatures.

Extorre Gold Mines Limited’s Response:

The exhibit has been re-filed with the conformed signatures.

***************************

We affirm the aforementioned statements.

Thank you for your review of the revised filing.  If you should have any questions regarding the Registration Statement or our response letter, please do not hesitate to contact me at (604) 681-9512.

Sincerely,
Extorre Gold Mines Limited

/s/ Darcy Daubaras